EXHIBIT 12.2

ICAHN ENTERPRISES HOLDINGS L.P. AND SUBSIDIARES
RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Income (loss) from continuing operations before income taxes, income (loss) from equity investees and non-controlling interests	$611	$1,769	$731	$1,161	$(3,077)
Fixed charges	556	466	413	339	374
Distributed income of equity investees	31	16	43	7	28
Total Earnings	$1,198	$2,251	$1,187	$1,507	$(2,675)

Fixed Charges:
Interest expense	$522	$435	$387	$312	$351
Estimated interest within rental expense	34	31	26	27	23
Total Fixed Charges	$556	$466	$413	$339	$374

Ratio of earnings to fixed charges	2.2	4.8	2.9	4.4	n/a
Dollar shortfall	n/a	n/a	n/a	n/a	$3,049